99.  Additional Exhibits - Subsequent events

     On March 30, 1999, the Company completed a private placement of its common stock with Ridgewood ZAP, LLC ("Ridgewood"), a Delaware limited liability company managed by Ridgewood Power Corporation. The Company sold to Ridgewood 678,808 shares of common stock at a price of $3.02 per share. Net cash proceeds to the Company were $1,852,500, net of underwriting fees and expenses paid of $197,500. In addition to the underwriting fees paid, the Company issued, in aggregate, 35,596 shares of common stock to two entities who assisted in the private placement.

     In addition, the Company has granted Ridgewood an option to acquire an additional $2,000,000 of common stock at any time up through December 31, 1999. The price per share upon exercise would be 85% of the average closing price of the stock for the 20-day period prior to the exercise date, subject to minimum and maximum per share prices of $3.50 and $4.50, respectively. If, during the option period, the Company meets certain financial milestones, as defined in the agreement, the Company can require Ridgewood to exercise the option to purchase the full $2,000,000 of common stock using the per share pricing formula described above.

     As of March 30, 1999, the company has converted $212,000 of its remaining debt into 70,199 shares of common stock.